UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-136061

____________

A. (Full title of the Plan)

The Dress Barn, Inc. 401(k) Savings Plan

B. (Name of issuer of the securities held pursuant to the Plan) Ascena Retail Group, Inc. (Address of principal executive office) 30 Dunnigan Drive Suffern, NY 10901 845-369-4500

THE DRESS BARN INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits as of July 31, 2010 and 2009	3

Statement of Changes in Assets Available for Benefits for the
Year Ended July 31, 2010	4

Notes to Financial Statements as of July 31, 2010 and 2009 and for the
Year Ended July 31, 2010	5-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)
as of July 31, 2010	14

SIGNATURE	15

EXHIBIT INDEX:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm	17

All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of
The Dress Barn, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of assets available for benefits of The Dress Barn, Inc. 401(k) Savings Plan (the “Plan”) as of July 31, 2010, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2010 financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of July 31, 2010, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2010 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey
January 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of
The Dress Barn, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of assets available for benefits of The Dress Barn, Inc. 401(k) Savings Plan (the “Plan”) as of July 31, 2009. This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the assets available for benefits of the Plan as of July 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
January 27, 2010

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant directed investments at fair value:
Mutual funds	$67,927,278	$55,015,809
Common collective trust	15,610,942	12,748,687
The Dress Barn, Inc. Unitized stock fund	9,095,222	6,110,624
Participant loans	3,389,081	3,233,330

Total investments	96,022,523	77,108,450

Receivables:
Employer contributions	55,854	312,935
Participant contributions	153,868	66,529

Total receivables	209,722	379,464

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	96,232,245	77,487,914

Adjustment from fair value to contract value for fully benefit-responsive investment
contracts	(2,342,863)	281,892

ASSETS AVAILABLE FOR BENEFITS	$93,889,382	$77,769,806

See notes to financial statements.

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JULY 31, 2010

ADDITIONS:
Additions to assets attributed to:
Contributions:
Participant	$7,933,144
Employer	2,713,662
Participant rollovers	351,717

Total contributions	10,998,523

Investment income:
Net appreciation in fair value of investments	10,144,406
Dividend income	865,145
Interest income	617,116

Total investment income	11,626,667

Total additions	22,625,190

DEDUCTIONS:
Deductions from assets attributed to:
Benefits paid to participants	6,462,011
Administrative expenses	43,603

Total deductions	6,505,614

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	16,119,576

ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	77,769,806

End of year	$93,889,382

See notes to financial statements.

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2010 AND 2009, AND FOR THE YEAR ENDED JULY 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of The Dress Barn, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information of the Plan’s provisions.

General-The Plan is a defined contribution plan covering substantially all of the employees of The Dress Barn, Inc. and its participating affiliates (the “Company”) who have one year of service and have attained the age of 21. See Note 11.   CitiStreet was appointed as the record keeper and State Street Bank was appointed as the trustee of the Plan, effective as of August 1, 2006. On July 1, 2008, ING Group acquired CitiStreet from State Street Corporation and Citigroup, CitiStreet's former owners.  Subsequently, CitiStreet changed its name to ING.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions-Each year, participants may elect to contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Each year, the Company may make a discretionary matching contribution to the Plan based on the quarterly compensation that a participant contributes to the Plan. The Company's discretionary matching contribution was 5% of the participant's quarterly compensation. During the year ended July 31, 2010, the Company's matching contributions totaled $2,713,662. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended July 31, 2010. Participants may also rollover amounts representing distributions from other qualified defined benefit and defined contribution plans.

Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants' allocation. The Plan currently offers fifteen mutual funds, a common collective trust, and The Dress Barn Unitized stock fund as investment options for participants.

Vesting-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.

Matching Contributions

Years of Service	Percent Vested

Less than 3	0%

3 or more	100%

Discretionary Profit Sharing Contributions

Years of Service	Percent Vested

1	20%

2	40%

3	60%

4	80%

5	100%

Participant Loans-Participants may borrow from their fund accounts up to a maximum of $50,000 (reduced by the excess of the highest outstanding balance of loans over the last 12 months, over the outstanding balance of the loans on the date of the loan) or 50 percent of the present value of non-forfeitable accrued benefit of the participant, whichever is less. Loans must be at least $1,000. Generally, the term of the loan may not exceed five years. However, if the loan is for the purchase of a participant’s principal residence, the Plan administrator may permit a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is repaid ratably through payroll deductions.

Payment of Benefits-Upon termination of service due to death, disability, retirement or for other reasons, a participant or a beneficiary of the deceased may elect to receive a single lump-sum payment or partial withdraws of at least $500, equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts-At July 31, 2010 and 2009, forfeited non vested accounts totaled $202,377 and $142,558, respectively. These accounts may be used to reduce future employer contributions, pursuant to the Plan document. For the year ended July 31, 2010, no amounts were used from forfeited non vested amounts to reduce employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties-The Plan utilizes various investment instruments, including The Dress Barn Unitized stock fund, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Plan management also believes that, the global financial crisis and distress in the financial markets has resulted in extreme volatility in security prices, which may result in a decline in the Plan’s investment valuation. It is difficult to predict how long the current economic, capital and credit market conditions will continue and Plan management cannot estimate what impact they will have on the investment securities of the Plan.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's investments in mutual funds are valued based on quoted market prices. The Dress Barn Unitized stock fund is valued at unit values which are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The MetLife Stable Value Fund is a common collective trust (“CCT”) which is an investment fund of Metropolitan Life Insurance Company. The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. In addition, the CCT invests in fixed income securities issued by banks, corporations and the U.S. Government. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, Metropolitan Life Insurance Company considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security (Note 7).  In accordance with GAAP, the statements of assets available for benefits present The MetLife Stable Value Fund, which invests primarily in benefit-responsive investment contracts, at fair value as well as an additional line showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is presented at contract basis.  Contract value represents contributions made under the fund, plus earnings, less participant withdrawals. The fair value of the investments in common/collective trusts (pooled) funds is determined by each fund’s trustee based on the fair value of  the underlying securities within the fund, which represent the Net Asset Value (“NAV”) of shares held by the Plan at year end.

Participant loans are recorded at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a reduction on net appreciation in fair value of investments.

Administrative Expenses-Certain administrative expenses are paid by the Plan or Plan sponsor as provided in the Plan document.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no amounts due to participants who elected to withdraw from the Plan as of July 31, 2010 and 2009.

During the year ended July 31, 2010 certain loans in the amount of $275,200 were distributed to participants for tax purposes in the form of deemed distributions. These amounts were included in benefits paid to participants on the statement of changes in assets available for benefits.

3.	Recent Accounting Pronouncements

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued prospectively and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  The adoption of this FSP did not have a material impact on the Plan’s financial statements.

In August 2009, the FASB issued authoritative guidance for measuring liabilities at fair value that reaffirms the previously existing definition of fair value and reintroduces the concept of entry value into the determination of fair value of liabilities.  This guidance became effective for the first reporting period, including interim periods, beginning after issuance.   The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets.  If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles.  The adoption of this new guidance in 2010 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

In September 2010, the FASB issued an accounting standards update requiring that loans made by defined contribution pension plans to plan participants be accounted for as notes receivable from participants rather than as an investment.  This update requires that participant loans be segregated from the plan investments and measured at their unpaid principal balance plus accrued but unpaid interest.  It is effective retrospectively for periods ending after December 15, 2010.  This new guidance will be adopted for the year ending July 31, 2011 and is not expected to have a material impact on the Plan’s financial statements.

4.	Fair Value Measurements

Effective August 1, 2008, the Plan adopted ASC 820, Fair Value Measurements and Disclosures, which defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820, the types of plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds:

These investments are public investment securities valued using the NAV provided by State Street. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Trust, SSgA S&P 500 Index Fund and The Dress Barn Unitized stock fund:

The fair value of the investments in common/collective trusts (pooled) funds is determined by each fund’s trustee based on the fair value of  the underlying securities within the fund, which represent the net asset value of shares held by the Plan at year end. The investment in SSgA S&P 500 Index Fund is a public investment security valued using the NAV provided by State Street. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.

The investment in The Dress Barn Unitized stock fund is carried at fair value based primarily on the closing price of The Dress Barn stock on NASDAQ. Investments in The Dress Barn Unitized stock fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit values of The Dress Barn Unitized stock fund were $11.67 and $7.47 on July 31, 2010 and 2009, respectively.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Loans to participants:

Loans to Plan participants are valued at cost plus accrued interest, which approximates fair value.

The table below segregates all financial assets as of July 31, 2010 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement.  Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at July 31, 2010:

	Level 1	Level 2	Level 3	Total

Dress Barn Unitized stock fund		$9,095,222		$9,095,222
Mutual funds:
Target date funds	$5,890,664			5,890,664
Growth funds	17,758,188			17,758,188
Index fund		3,433,854		3,433,854
Bond fund	7,491,915			7,491,915
Small cap funds	510,026			510,026
Mid cap funds	10,935,909			10,935,909
Large cap funds	14,546,022			14,546,022
Other funds	7,360,700			7,360,700
Total mutual funds	64,493,424	3,433,854		67,927,278

Common/collective trust -
MetLife Stable Value
Fund		15,610,942		15,610,942
Participant loans			$3,389,081	3,389,081
Total assets at fair value	$64,493,424	$28,140,018	$3,389,081	$96,022,523

The following table provides a reconciliation of the beginning and ending balances of the investment securities measured at fair value using significant unobservable inputs (Level 3):

Level 3 (Unobservable inputs)	Participant Loans
Balance as of August 1, 2009	$3,233,330
Loan originations and repayments, net	155,751
Balance as of July 31, 2010	$3,389,081

The table below segregates all financial assets as of July 31, 2009 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level with in the fair value hierarchy based on the inputs used to determine the fair value at the measurement

Description	July 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Inobservable Inputs (Level 3)
Dress Barn Unitized stock fund	$6,110,624	$--	$6,110,624	$--
Mutual Funds	55,015,809	52,408,221	2,607,588	--
Common/Collective Trust	12,748,687	--	12,748,687	--
Participant Loans	3,233,330	--	--	3,233,330

Total	$77,108,450	$52,408,221	$21,466,899	$3,233,330

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's assets available for benefits as of July 31, 2010 and 2009 are as follows:

	2010	2009

American Funds Bond Fund of America, 608,604 and 569,312 shares, respectively	$7,491,915	$6,530,007
American Funds Growth Fund of America, 199,526 and 183,673 shares, respectively	5,285,442	4,454,077
Columbia Acorn Fund Class Z, 301,974 and 290,055 shares, respectively	7,718,458	6,166,573
American Funds EuroPacific Growth Fund, 185,339 and 170,544 shares, respectively	6,763,021	5,820,671
T. Rowe Price Retirement Income R, 580,414 and 545,113 shares, respectively	7,185,526	6,252,441
MetLife Stable Value Fund, 855,878 and 868,260 shares, respectively (1)	15,610,942	12,748,687
Goldman Sachs Mid Cap Value Fund, 173,807 and 164,589 shares, respectively	5,287,221	4,126,256
Dress Barn Unitized stock fund, 779,575 and 386,108 shares, respectively	9,095,222	6,110,624
Eaton Vance Large Cap Value A, 891,847 and 864,080 shares, respectively	14,546,022	12,788,383

 (1) The investment in the MetLife Stable Value Fund at contract value amounted to $13,268,079 and $13,030,579 as of July 31, 2010 and 2009, respectively.

During the year ended July 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Dress Barn Unitized Stock Fund	$3,429,212
SSgA S&P 500 Flagship Securities Lending Series Fund Class F	355,437
American Funds Bond Fund of America	494,029
Eaton Vance Large Cap Value A	1,309,218
American Funds Growth Fund of America	398,600
Goldman Sachs Mid Cap Value Fund	895,897
ING MidCap Opportunities Port S	609,400
Allianz NJF Small Cap Value Fund	66,498
Columbia Acorn Fund Class Z	1,246,352
American Funds EuroPacific Growth Fund	377,679
Columbia US Treasury Index Z	19,210
T. Rowe Price Retirement Income R	499,196
T. Rowe Price Retirement 2010 R	27,401
T. Rowe Price Retirement 2020 R	108,789
T. Rowe Price Retirement 2030 R	120,194
T. Rowe Price Retirement 2040 R	187,294
Net appreciation in fair value of investments	$10,144,406

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank, the trustee of the Plan and ING, the record keeper of the Plan.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At July 31, 2010 and 2009, the Plan held 779,575 and 386,108 shares, respectively, of unitized stock of the Company, the sponsoring employer, with a cost basis of $4,531,104 and $4,299,164, respectively. During the year ended July 31, 2010, the Plan recorded no dividend income.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7.	INVESTMENT IN THE METLIFE STABLE VALUE FUND

The Plan includes an investment option to participants in a MetLife Stable Value Fund, a common/collective trust, which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owed by the issuer, MetLife.  The group annuity contract (“GAC”) includes underlying assets which are held in a trust owned by MetLife, through the Plan’s investment in a MetLife separate group annuity contract.  The contract provides that participants execute Plan transactions at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment is stated at fair value as reported by MetLife and adjusted to contract value on the statement of assets available for benefits.  The GAC‘s fair value equals the fluctuating value of the separate account of the assets backing the contract.  The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the GAC’s guaranteed value to the GAC’s fair value.

The crediting interest rate was 3.20% and 3.68% at July 31, 2010 and 2009, respectively.  The average yield was 9.40% for the year ended July 31, 2010.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk or the contract issuer or otherwise.  MetLife will guarantee principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.  MetLife will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.  Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value.  The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by ING. ING received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION TO FORM 5500

The following is a reconciliation of the assets available for benefits per the financial statements to Form 5500 as of July 31, 2010 and 2009:

	2010	2009
Statement of assets available for benefits:
Assets available for benefits per financial statements	$93,889,382	$77,769,806
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	2,342,863	(281,892)
Assets available for benefits per Form 5500	$96,232,245	$77,487,914

The following is a reconciliation of the Plan’s net investment income reported per the financial statements to the investment income per Form 5500 for the year ended July 31, 2010:

2010
Statement of changes in assets available for benefits:
Net increase in assets per the financial statements	$16,119,576
Change in adjustment from contract value to fair value
for fully benefit-responsive investment contracts	2,624,755
Net investment income per Form 5500	$18,774,331

11.   SUBSEQUENT EVENT

On January 1, 2011, Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), completed its previously announced reorganization pursuant to the Agreement and Plan of Reorganization dated as of August 20, 2010 (the “Reorganization Agreement”), by and among Ascena, The Dress Barn, Inc., a Connecticut corporation (“dressbarn”), and DB Merger Corp., a Connecticut corporation (“MergerCo”). The Reorganization Agreement was approved and adopted by dressbarn’s shareholders at dressbarn’s annual meeting of shareholders, which was held on December 17, 2010.

The Reorganization Agreement provided for the merger (the “Merger”) of dressbarn with MergerCo, with dressbarn surviving the Merger as a wholly-owned subsidiary of Ascena, and the conversion of each share of common stock, par value $0.05 per share (“dressbarn Common Stock”), of dressbarn, issued and outstanding immediately prior to the effective time of the Merger, into one duly issued, fully paid and nonassessable share of common stock, par value $0.01 per share (“Ascena Common Stock”), of Ascena. In addition, each outstanding option to purchase or other right to acquire shares of dressbarn Common Stock was automatically converted into an option to purchase or right to acquire, upon the same terms and conditions, an identical number of shares of Ascena Common Stock. Pursuant to a Stock Distribution Agreement, immediately following the Merger, dressbarn distributed the stock of its subsidiaries, Maurices Incorporated, a Delaware corporation (“maurices”), and Tween Brands, Inc., a Delaware corporation, which operates the Justice brand (“Tween Brands”), to Ascena (the Merger and such distribution, collectively, the “Reorganization”). As a result of the Reorganization, Ascena now owns dressbarn, maurices and Tween Brands as sister subsidiaries.

Upon completion of the Reorganization, Ascena, a Delaware corporation, replaced dressbarn, a Connecticut corporation, as the publicly held corporation, and the holders of dressbarn Common Stock now hold the same number of shares and same ownership percentage of Ascena as they held of dressbarn immediately prior to the Reorganization. As of January 3, 2011, shares of Ascena Common Stock commenced trading on the NASDAQ Global Select Market under the symbol “ASNA”.  The Reorganization is not expected to have an impact on the Plan’s financial statements other than participants who previously held The Dress Barn, Inc. Unitized stock fund shares will now hold an equal amount of Ascena Retail Group, Inc. Unitized stock fund shares commencing January 1, 2011.

* * * * * *

THE DRESS BARN, INC. 401(k) SAVINGS PLAN	EIN # 06-0812960
PLAN NO: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JULY 31, 2010

(b) Identity of Issue, Borrower, Lessor or Similar Party	© Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
(a)

* Dress Barn Unitized Stock Fund	Unitized Stock		$9,095,222
MetLife Stable Value Fund	Common/Collective Trust		15,610,942
* SsgA S&P 500 Index Fund	Mutual Fund		3,433,850
American Funds Bond Fund of America	Mutual Fund		7,491,915
Eaton Vance Large Cap Value A	Mutual Fund		14,546,022
American Funds Growth Fund of America	Mutual Fund		5,285,442
Goldman Sachs Mid Cap Value Fund	Mutual Fund		5,287,221
* ING MidCap Opportunities Port S	Mutual Fund		3,217,452
Allianz NJF Small Cap Value Fund	Mutual Fund		510,025
Columbia Acorn Fund Class Z	Mutual Fund		7,718,458
American Funds EuroPacific Growth Fund	Mutual Fund		6,763,021
Columbia US Treasury Index Z	Mutual Fund		597,680
T. Rowe Price Retirement Income R	Mutual Fund		7,185,526
T. Rowe Price Retirement 2010 R	Mutual Fund		405,482
T. Rowe Price Retirement 2020 R	Mutual Fund		1,475,344
T. Rowe Price Retirement 2030 R	Mutual Fund		1,731,565
T. Rowe Price Retirement 2040 R	Mutual Fund		2,278,275
* Various participants	Participant loans (maturing August 2010-November 2035 at interest rates of 4.25% - 12.0%)***		3,389,081
			$96,022,523

See Report of Independent Registered Public Accounting Firm.

     * Party-in-interest
  ** Cost basis is not required for participant directed investments and therefore is not included.
*** Net of $275, 200 in deemed loan distributions.

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Dress Barn, Inc. 401(k) Savings Plan
(Name of the Plan)

/s/ Armand Correia

Armand Correia
Executive Vice President, Chief Financial Officer and Member of the Plan Committee
The Dress Barn, Inc.

January 27, 2011